Investor Presentation

September 2024

GREENIDGE
GENERATION

Disclaimer

Forward-Looking Statements

The presentation includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements for purposes of U.S. federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Greenidge Generation Holdings Inc. (together with its subsidiaries, “Greenidge” or the “Company”). These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “continue,” “foresee,” “expect,” “intend,” “plan,” “may,” “will,” “would,” “could” and “should,” and the negative of these terms or other similar expressions. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Forward-looking statements in this presentation include, among other things, statements regarding the business plan, business strategy and operations of Greenidge in the future. In addition, all statements that address operating performance and future performance, events or developments that are expected or anticipated to occur in the future, such as statements concerning (i) the development of facilities in Arkansas, British Columbia, Georgia, Mississippi, New York, North Dakota, South Carolina, Tennessee, Texas or elsewhere, (ii) future mining capacity, (iii) future electrical capacity and (iv) future liquidity are forward-looking statements. Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Matters and factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to the matters and factors described in Part I, Item 1A. “Risk Factors” of Greenidge’s Annual Report on Form 10-K for the year ended December 31, 2023 and in our subsequently filed Quarterly Reports on Form 10-Q. Consequently, all of the forward-looking statements made in this presentation are qualified by the information contained under this caption. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements in this presentation. You should not put undue reliance on forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, the actual results, performance or achievements of Greenidge could differ materially from the results expressed in, or implied by, any forward-looking statements. All forward-looking statements in this presentation reflect management’s current view and Greenidge does not assume any duty to update or revise any forward-looking statements included in this presentation, whether as a result of new information, the occurrence of future events, uncertainties or otherwise, except to the extent that disclosure may be required by law. No representations, express or implied, are made as to the accuracy or completeness of any forward-looking statements, estimates or projections or with respect to any other materials herein and Greenidge disclaims any liability with respect thereto.

Use of Non-GAAP Information

Certain non-GAAP operating performance measures of EBITDA (earnings before interest, taxes and depreciation and amortization) are set forth in this presentation. This non-GAAP financial measure is a supplement to and not a substitute for or superior to Greenidge’s results presented in accordance with U.S. GAAP. The non-GAAP financial measures presented by Greenidge may be different from non-GAAP financial measures presented by other companies. Specifically, Greenidge believes the non-GAAP information is useful in evaluating Greenidge’s financial performance by excluding certain costs and expenses that Greenidge believes are not indicative of its core operating results. The presentation of this non-GAAP financial measure is not meant to be considered in isolation or as a substitute for results prepared and presented in accordance with U.S. GAAP. A reconciliation of the non-GAAP financial measures to U.S. GAAP results is included herein.

Third Party Information

Certain information contained herein refers to or has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Greenidge or any of its affiliates, directors, officers, employees, members, partners, stockholders or agents make any representation or warranty with respect to the accuracy or completeness of such information. Although Greenidge believes the sources are reliable, it has not independently verified the accuracy or completeness of data from such sources. Additionally, descriptions herein of market conditions and opportunities are presented for informational purposes only; there can be no assurance that such conditions will actually occur or result in positive returns. Recipients of this presentation should make their own investigations and evaluations of any information referenced herein. The recipient should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The recipient should consult its own counsel, tax advisors and financial advisors as to legal and related matters concerning the matters described herein. By reviewing this presentation, the recipient confirms that it is not relying upon the information contained herein to make any decision. This presentation does not purport to be all-inclusive or to contain all of the information that the recipient may require to make any decision.

Executive Summary

About Greenidge

Greenidge currently builds, maintains and operates data centers focused on bitcoin mining, along with related power and electric infrastructure. Our team's knowledge of electricity markets and power plants make us a market leader in the construction and operation of data centers.

Revenue Sources

- Hosting
- Self-Mining
- Wholesale Power

Incremental Revenue

- EPCM / Pod Sales
- AI/Data Center

By the Numbers

2024 Mining, Hosting and Energy Capacity[1]

Hosting	Self-Mining	Power Generation
1.8 EH/S	1.2 EH/S[2]	106 MW

739 Bitcoins
2024 YTD Bitcoins Produced[3]

Current Miners in Operation

- Dresden: **3,100 (owned)** [6]; **17,800 (hosted)**
- Mississippi: **2,400 (owned)** [6]
- North Dakota: **2,160 (owned)**
- Conifex: **750 (owned)**

Power Capacity[4]

- Total Current Capacity: **122 MW**[5]
- Near-Term Expandable Capacity: **80 MW**
- Total Near-Term Capacity: **202 MW**
- Total Long-Term Capacity: **452 MW**

Note: All figures approximated
1. *Rated hash rate as of June 2024; represents owned and hosting capacity including miners not yet installed.*
2. *~300 PH/s of self-mining capacity idled from end of November through March 2024 due to contractual third-party hosting constraints, but GREE has re-deployed miners in lower cost locations.*
3. *Through 8/31/2024. This figure is considered preliminary until Greenidge releases its next 10-Q in November.*
4. *See Slide 9 "Our Current Footprint" for additional details concerning near-term expandable capacity and long-term capacity.*
5. *Power capacity represents the maximum available power service without third party service level upgrades, and is not representative of bitcoin mining, hosting, or data center equipment installed.*
6. *New in 2024.*

GREENIDGE GENERATION

Our History

Corporate Timeline

2014	2018	2021	2022	2023	2024
Greenidge purchases first facility in Dresden, NY	Greenidge launches Bitcoin operations	Greenidge executes plan to achieve NASDAQ listing		**Debt Reduction** § Restructurings § Asset Sales	**Repositioning** § Acquisition of strategic sites / power capacity § SG&A Reductions
0.0 EH / S	0.0 EH / S	1.4 EH / S	4.0 EH / S	3.0 EH / S(1)	3.0 EH / S(1)

GREENIDGE GENERATION

Note: All figures approximated

1. Total hashrate capacity of all customer and owned bitcoin mining equipment.

Greenidge's Unique Capabilities

We know how to run industrial assets and have a strong network of experts in the field who are committed to pursuing operational excellence to drive long-term results at Greenidge

Operational Excellence

- Significant base of knowledge relating to 24/7 continuous operation, mining hardware repair, thermal/noise management and miner optimization by an experienced team of employees
- R&D capability focused on mining hardware reliability and racking solutions
- Experience in sourcing latest generation highly efficient miners from key OEMs
- Active development pipeline of new sites – pursuit of incremental stranded electrical assets

Key Results

- ☑ Lower variable costs
- ☑ Higher uptime
- ☑ Reduced infrastructure capex

Greenidge Financials for First Six Months 2024 vs. 2023

First 6 Months 2023 Results[1]

- Total revenue of $29.9 million
  - Cryptocurrency datacenter self-mining revenue of $10.4 million
  - Cryptocurrency datacenter hosting revenue of $16.6 million
  - Power and capacity revenue of $2.8 million
- Adjusted net loss of $10.6 million[2]
- Net loss of $18.6 million
- EBITDA loss of $4.9 million
- Adjusted EBITDA loss of $3.5 million

2024 Progress

+ $2.5 million Revenue

+ $9.6 million Adjusted Net Income

+ $9.1 million Net Income

+ $5.5 million EBITDA

+ $6.0 million Adjusted EBITDA

First 6 Months 2024 Results[1]

- **Total revenue of $32.4 million**
  - **Cryptocurrency datacenter self-mining revenue of $11.8 million**
  - **Cryptocurrency datacenter hosting revenue of $15.8 million**
  - **Power and capacity revenue of $4.5 million**
- **Adjusted net loss of $1.0 million[2]**
- **Net loss of $9.5 million**
- **EBITDA of $0.6 million**
- **Adjusted EBITDA of $2.5 million**

Cost Structure Optimization Underway

FY 2024 SG&A Savings Target: $7 million

90% Achieved through June ($6.4 million)

FY 2024 Estimated SG&A Spend[3]:

$16.7 million

GREENIDGE GENERATION

1. *Results for the first six months of 2023 and 2024 are as presented in the Company's June 30, 2024 10-Q filing. See Slide 25 for a reconciliation of GAAP metrics for the first six months ended June 30, 2023 and 2024, respectively.*
2. *Adjusted net income represents net income from continuing operations (excluding depreciation, stock-based compensation impairment of long-lived assets and change in fair value of warrant asset, after taxes).*
3. *Adjusted SG&A is adjusted to exclude stock compensation and more accurately reflect the Company's cash spending.*

Cost Structure Optimization – Recent Progress

Cost Structure Overhaul

- Improved cost reporting structure
- Upgraded Hydro and Air-cooled Pods for Greater Efficiency
- Actively looking for ways to streamline operations and reduce costs

Investing in Key Sites

- Mississippi & North Dakota sites expanded to replace hosting sites with unfavorable cost structures
- Expansion of mining capabilities in Dresden over 18MW of co-location replaced with self-mining
- In process of upgrading fleet to achieve greater efficiency, recent delivery of 275 S21 Pros

First 6 Months SG&A Expense Comparison (2023 vs 2024)



$16.1mm
$6.4 million reduction
$9.7 mm
2023
2024

Our Current Footprint

Owned and Operational Sites

Expandable Owned Sites

Key Leased Sites

Our Miners Hosted at Third Party Site

GREE's controlling shareholder owns and operates 350+ industrial facilities across the globe with access to low-cost power sources



Conifex

- 2 MW [3]
- 750 Miners
- 80 PH
- Expandable

Underwood

- 7.5 MW [3]
- 2,160 Miners
- 200 PH
- EPCM Contract

Dresden[1]

- 106 MW[3]
- 20,900 Miners
- 2,080 PH

Spartanburg[2]

150 acres of land for development

Near Term	Longer Term
60 MW access by June 2025	Request for 250 MW
Datacenter development or sale	Datacenter development or sale

Columbus

- 8.5 MW [3] [4]
- 2,400 Miners
- 330 PH
- Expandable to 32.5 MW

GREENIDGE GENERATION

1. Represents miners hosted by Greenidge for third parties as well as for self-mining.
2. GREE closed agreement to sell 25 acres of the Spartanburg property to NYDIG in 2023.
3. Represents existing owned and contracted power capacity.
4. Includes 1.5 MW of potential service upgrades not requiring third party or utility upgrades.

Greenidge's Evolution & Competitive Advantages

What Greenidge Was

100% self-mining revenue

(entirely beholden to price of bitcoin)

Excessively levered balance sheet with expensive debt and inefficient SG&A cost structure

Greenidge's Value Proposition Today

- Growing real estate portfolio and power access
- Datacenter buildout and operational capabilities
- Diversified, attractive revenue mix with significant upside potential
- Derisked balance sheet with 2023 restructurings and optimized SG&A structure

Greenidge Highlights

- Cryptocurrency datacenter and power generation leaders
- Network of potential datacenter, hosting and self-mining sites and customers with opportunities on which we are executing
- Experienced operators of industrial assets
- Solutions provider, connecting customers in need of power with stranded assets

What Makes Greenidge Unique?

GREENIDGE GENERATION

Real Estate Network + Power Expertise = Actionable Pipeline of Sites with Untapped Value

The New Greenidge Playbook for Value Creation

Find Sites with Current / Future Access to Significant Low-Cost Power

Acquire Site

Determine Best Use For Property and Maximize Power Capacity

Option 1: GPU Datacenter for AI/HPC

a) Add power infrastructure + build datacenter sale or rent data center
b) Add power infrastructure sale with / without partners
c) Immediate sale

Option 2: Bitcoin Mining

a) Hosting or Self-Mining
b) Add power infrastructure sale or rent property
c) Immediate sale

Execution of Playbook

Spartanburg, SC:

GPU Datacenter for AI / HPC



Columbus, MS:

Bitcoin Self-Mining and / or Hosting



Factors Enabling Greenidge To Execute Playbook

Proven Power Plant and Mining Expertise with Network of Actionable Sites

- Engineers and electricians on staff with a proven ability to build and operate highly efficient mines
- Chosen partner of NYDIG, Bitmain and Foundry
- Access to other sites through Controlling Shareholder

Captive Low-Cost Power and Growing Footprint

Dresden

- No reliance on third party power
- Access to some of the lowest cost natural gas in North America

Other Sites

- Mississippi
- South Carolina
- North Dakota

Improved Balance Sheet with Diverse Revenue Sources

- Access to upside in Bitcoin through deployment of self-mining fleet in low-cost environments
- Hosting arrangement limits downside risk while allowing for participation in Bitcoin upside
- Future EPCM and the Greenidge Pod X revenue require limited capital investment

Developing Datacenter Capacity for AI

- Leverage operational DNA to grow stable income stream from datacenter hosting/development of sites
- Partnership with Infinite Reality will provide access to future datacenter clients
- Pilot Program represents first foray into the datacenter and AI space

Greenidge's Recent Accomplishments

1. Continuing Progress on AI Initiatives

- ☑ Commenced Partnership with Infinite Reality
- ☑ Initiated Orders for Pilot Program

2. Diversify Through Acquisitions and Best-In-Class Site Buildouts

- ☑ South Carolina
  Prior to NYDIG sale, expanded site by 30 MW and deployed 8,600 miners in 3 months. Agreement for future access to 60 MW for remaining parcel.
- ☑ North Dakota
  Constructed and commissioned 7.5 MW of capacity site in 2 months, while designing 30 MW mining site at facility.
- ☑ GREE Pods
  Design top-class air pods holding 792 miners per pod.
- ☑ Mississippi
  Purchased 12-acres and 73,000 sq ft warehouse for $1.45mm with up to 32.5 MW and deployed 7.5 MW within 2 months of closing.

3. Debt and Cost Reduction Efforts

- ☑ NYDIG Restructuring
  Eliminated $74.4 million of debt in 2023.
- ☑ B. Riley Restructuring
- ☑ SG&A Reduction[1]
  Reduced projected Annual SG&A by over $7 million going forward, representing a 30% improvement.

4. Strategic Growth Opportunities (Ongoing)

- ☑ Evaluate potential mergers or partnerships
- ☑ Increase future access to power
- ☑ Continue site purchases

GREENIDGE GENERATION

1. *Adjusted SG&A is adjusted to exclude stock compensation and more accurately reflect the Company's cash spending.*

1. Continuing Progress of AI Initiative

Current State: Limited Power Supply for AI	Greenidge is the Solution
The New York Times [1] *“In a middle-ground scenario, **by 2027 A.I. servers could use between 85 to 134 terawatt hours (Twh) annually**. That’s similar to what Argentina, the Netherlands and Sweden each use in a year, and is about 0.5 percent of the world's current electricity use.”*	☑ Proven operators with in-house engineering and electrical capabilities having successfully designed, built and operated over 4 EH/s of bitcoin mining data center operations and over 160 MW of power infrastructure at multiple locations
Forbes [2] *“According to estimates from the federal Energy Information Administration, U.S. miners of Bitcoin used 70 terawatthours to power their datacenters last year. That's merely **10% of the electricity that A.I. might be drawing in 2030**.”*	☑ Blueprint to execute on buildouts with new partners for data center capabilities; partnership already inked with Infinite Reality
The Washington Post [3] *“The nation’s **2,700 data centers sapped more than 4 percent of the country’s total electricity in 2022**, according to the International Energy Agency. Its projections show that by 2026, they will consume 6 percent. Industry forecasts show the centers eating up a larger share of U.S. electricity in the years that follow…”*	☑ Greenidge has strong relationship with its controlling shareholder who has access to potentially actionable sites

GREENIDGE GENERATION

1. See: “A.I. Could Soon Need as Much Electricity as an Entire Country.” https://www.nytimes.com/2023/10/10/climate/ai-could-soon-need-as-much-electricity-as-an-entire-country.html
2. See: “Jerry Jones Bet Big On Natural Gas Last Week — The Rise Of Energy Hungry A.I. Means You Should Too” https://www.forbes.com/sites/christopherhelman/2024/03/28/jerry-jones-bet-big-on-natural-gas-last-week---the-rise-of-energy-hungry-ai-means-you-should-too/?sh=34b4fda6e018
3. See: “Amid explosive demand, America is running out of power.” https://www.washingtonpost.com/business/2024/03/07/ai-data-centers-power/

1. Case Study: Infinite Reality Data Center

Situation Overview

GREENIDGE GENERATION

- Access to power assets convertible into data centers through existing sites
- Network of potential stranded power assets through Controlling Shareholder

INFINITE REALITY

- High demand for power to support rapid growth of Infinite Reality
- Existing power options (e.g. AWS) are prohibitively expensive

Significant Opportunity for Mutual Growth

GREENIDGE GENERATION

- ☑ Data center multiples are extremely robust (~20x / EBITDA)
- ☑ Blueprint for future buildouts with new partners
- ☑ Further diversify revenue base

INFINITE REALITY

- ☑ Cheaper option to power AI needs and support business growth
- ☑ ROFR on GREE sites; runway for continued expansion

In 2023, GREE and Infinite Reality commenced a partnership including a share swap in which GREE will provide GPU access to Infinite Reality clients in exchange for a profit share

Diversify Through Acquisitions and Best-In-Class Site Buildouts

Strategic Actions to Strengthen Revenue and Asset Diversity

Underwood, **North Dakota**	Greenidge deployed 2,160 miners on site with 7.5 MW power capacity lease in North Dakota; additional upside from EPCM projects
Spartanburg, **South Carolina**	Greenidge secured right to develop up to 60 MW of low-cost power on its South Carolina property, following a previous build out of 44 MW of mining on same site
Columbus, **Mississippi**	Greenidge purchased 12 acres with potential future development capability of up to 32.5 MW of power capacity in Mississippi and deployed 7.5 MW of miners in Q2
Dresden, **New York**	Greenidge substantially increased mining efficiency at Dresden through improvements to GREE pods, while commencing pilot GPU datacenter program

We have diversified our revenue mix and expanded our asset base to favorable geographies

GREENIDGE GENERATION

2. Diversify Through Acquisitions and Best-In-Class Site Buildouts (Cont.)

Existing Diversified Revenue Mix

Hosting: 49% Revenue (First Six Months '24)	Self-Mining: 36% Revenue (First Six Months '24)	Energy: 14% Revenue (First Six Months '24)
☑ Diversified source of revenue	☑ Full upside exposure to Bitcoin price	☑ Alternate source of revenue during weak Bitcoin economic environments or favorable energy prices
☑ Upside through percentage earned of gross profit	☑ Opportunity for rapid growth	

By leveraging both hosting arrangements and installing its own miners, Greenidge benefits from augmented revenue mix while simultaneously able to participate in Bitcoin upside

GREE is also in the process of developing datacenter capacity for AI with Infinite Reality for 2024, which we expect to add incremental revenue diversity and flexibility

3. De-Leveraging Efforts

Since December 2022, restructuring efforts have substantially derisked Greenidge's balance sheet to reduce total debt by 54%



$157 mm
Eliminated B. Riley Debt
Less: $10mm
Eliminated NYDIG Debt
Less: $75mm
$72 mm
Increased Cash and Digital Assets
Less: $10mm
$62 mm
Total Debt as of December 2022
Total Debt as of April 2024
Net Debt(1) as of August 2024

1. *Net Debt includes Cash & Digital Assets*

4. Strategic Growth Opportunities

Greenidge Today

Reduced Debt
Since December 2022, restructuring efforts have substantially derisked Greenidge's balance sheet to reduce total debt by 54%

Reduced SG&A
$7 million SG&A improvement from FY'23 to next 12 months, $6.4 million SG&A improvement achieved through first 6 months 2024

Improved Real Estate Portfolio
Key milestones achieved at South Carolina, Mississippi, North Dakota and Dresden Sites

Inventory of Equipment for Electrical Upgrades / Buildouts

Evaluating Opportunities for Land Acquisitions / Leases

Greenidge is Positioned for Growth

AI / GPU Hosting / Infrastructure Services

Development of Properties

- AI / HPC Datacenters
- Self-Mining
- Hosting
- Property Sales
- EPCM Services
- Greenidge Pod X Sales

Appendix

How Does Greenidge Make Money Self-Mining?

1

Transaction created fee offered to bitcoin miners for validating their transaction

2

The transaction is broadcast to peer-to-peer computers known as nodes

3

Miners validate the transaction and the user's status using known algorithms

4

Once verified the transactions are consolidated to form a data block

5

New block is added to existing blockchain in a way that is permanent and unalterable

6

Transaction is verified and 3.125 bitcoin + transaction fees are awarded for solving

Greenidge validates transactions here

Greenidge receives payments for mining and transaction fees here

How Does Greenidge Make Money Self-Mining? (Cont.)

Margin = Rewards Less Costs

(Greenidge hashrate / Network hashrate) x Bitcoin price x Global mining rewards (including transaction fees) LESS Electricity x Equipment efficiency x Other direct cost of sales

Variable costs: Electricity x Equipment efficiency

- Greenidge controls: Greenidge hashrate; Electricity; Equipment efficiency; Other direct cost of sales
- Greenidge does not control: Network hashrate; Bitcoin price; Global mining rewards (including transaction fees)

How Does Greenidge Make Money on Hosting?

How Does Greenidge Make Money on Hosting?

1	Fee Structure	Greenidge earns a monthly service fee for operating miners for its customers
2	% of Miner Gross Profit	Greenidge shares in its customers' success through a profit share mechanism

Additional Hosting Highlights

- ☑ Greenidge is reimbursed for all power costs at hosting sites
- ☑ Greenidge may also earn fees in exchange for developing future customer sites
- ☑ Extendable to datacenter and AI applications

Reconciliation of Non-GAAP Metrics

Amounts denoted in millions	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Net loss from continuing operations	$ (9.5)	$ (18.6)
Interest expense, net	3.6	6.7
Depreciation	6.5	7.0
EBITDA (loss) from continuing operations	0.6	(4.9)
Stock-based compensation	1.4	1.0
Gain on sale of assets	(0.0)	(1.8)
Change in fair value of warrant asset	0.4	0.0
Restructuring costs	0.0	2.2
Impairment of long-lived assets	0.2	0.0
Adjusted EBITDA (loss) from continuing operations	$ 2.5	$ (3.5)

GREENIDGE GENERATION

1. The Company presents Adjusted EBITDA, which is not a measurement of financial performance under generally accepted accounting principles in the United States ("GAAP"). We use Adjusted EBITDA to eliminate the effects of certain costs and expenses that we believe are not indicative of our core operating results. Adjusted EBITDA is provided in addition to, and not as a substitute for, or as superior to, the comparable GAAP measure, net loss from continuing operations. For a full reconciliation of the Non-GAAP measures we use to their comparable GAAP measures, see the discussion under the heading "Non-GAAP Measures and Reconciliations" commencing on page 37, under Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our June 30, 2024, Form 10-Q.